SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO DROP ITS REQUEST FOR AER LINGUS EGM

Ryanair, a 29.8% minority shareholder in Aer Lingus, today (9th Dec) published an open letter to  Aer Lingus, confirming that Ryanair will drop its EGM request, as the Board of Aer Lingus has breached Irish Company Law and the EU Shareholder Rights Directive, by rejecting a third Ryanair EGM request.

While Ryanair will drop its EGM request, the airline will continue, through direct correspondence and - if necessary - legal proceedings, to raise the two issues of Aer Lingus' "cover up" of the Deloitte & McCann Fitzgerald Report into the €30m "leave & rehire" Revenue penalty, and the impending entry by Aer Lingus into "negotiations" at the LRC to address a claimed €500m deficit in the airline's pension scheme.  Ryanair has asked Aer Lingus to explain why it is "negotiating" at the LRC, when its 2006 IPO prospectus provided legally binding assurances to shareholders, that its pension schemes are defined contribution only, in which case neither Aer Lingus nor its shareholders have any liability for any deficit in this scheme.

Ryanair has published this open letter in order to brief all other Aer Lingus shareholders on the withdrawal of its (third) EGM requisition.

For further information
please contact:                     Stephen McNamara                Joe Carmody
                                                Ryanair Ltd                              Edelman
                                                Tel: +353-1-8121212             Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 9 December 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary